Exhibit 99.1

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2024 AND 2023

(Unaudited - Expressed in Canadian Dollars)

New Found Gold Corp.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian Dollars)

	Note	March 31, 2024 $	December 31, 2023 $
ASSETS
Current assets
Cash		50,252,203	53,884,809
Amounts receivable		115,500	-
Interest receivable	7	76,761	75,322
Sales taxes recoverable		1,972,364	3,299,646
Investments	5	3,290,838	3,596,592
Prepaid expenses and deposits		1,308,436	1,519,157
Total current assets		57,016,102	62,375,526

Non-current assets
Exploration and evaluation assets	3	9,095,587	9,093,187
Investment in Kirkland Lake Discoveries Corp.	6	2,461,386	2,861,250
Property and equipment	4	7,673,794	7,638,608
Secured notes	7	2,553,200	2,454,300
Right-of-use assets		135,121	156,622
Other assets		97,528	-
Total non-current assets		22,016,616	22,203,967

Total Assets		79,032,718	84,579,493
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9,11	5,450,827	6,492,354
Flow-through share premium	8	9,019,410	12,426,322
Lease liabilities		68,628	88,958
Total current liabilities		14,538,865	19,007,634
Lease liabilities		68,951	68,839
Total non-current liabilities		68,951	68,839

Total liabilities		14,607,816	19,076,473

EQUITY
Share capital	10	301,797,225	290,244,029
Reserves	10	35,305,967	34,755,069
Deficit		(272,678,290)	(259,496,078)
Total equity		64,424,902	65,503,020

Total Liabilities and Equity		79,032,718	84,579,493

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Notes 3 and 8)

CONTINGENCY (Note 14)

SUBSEQUENT EVENTS (Note 16)

These condensed interim financial statements are authorized for issue by the Board of Directors on May 9, 2024. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director
“Douglas Hurst”	, Director

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars, except share amounts)

		Three months ended March 31,
	Note	2024 $	2023 $
Expenses
Corporate development and investor relations	11	221,703	356,920
Depreciation	4	214,618	250,600
Exploration and evaluation expenditures	3, 11	14,161,263	21,646,785
Office and sundry		202,891	188,116
Professional fees		381,692	624,478
Salaries and consulting	11	542,832	624,114
Share-based compensation	10,11	550,898	530,247
Transfer agent and regulatory fees		189,638	157,586
Travel		47,766	79,367
Loss from operating activities		(16,513,301)	(24,458,213)
Other income (expenses)
Settlement of flow-through share premium liability	8	3,406,912	5,454,592
Foreign exchange gain (loss)		69,740	(5,779)
Loss from equity investment	6	(399,864)	-
Part XII.6 tax	8	(288,567)	-
Revaluation of secured notes	7	38,753	-
Interest expense		(7,076)	(6,672)
Interest income		816,945	875,174
Unrealized losses on investments	5	(305,754)	(1,911,445)
Total		3,331,089	4,405,870
Loss and comprehensive loss for the period		(13,182,212)	(20,052,343)
Loss per share – basic and diluted ($)	12	(0.07)	(0.11)
Weighted average number of common shares outstanding – basic and diluted	12	187,534,833	175,377,526

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31,
	2024 $	2023 $
Cash flows from operating activities
Loss for the period	(13,182,212)	(20,052,343)
Adjustments for:
Depreciation	214,618	250,600
Loss from equity investment	399,864	-
Interest income	(76,761)	-
Interest expense	7,076	6,672
Revaluation of secured notes	(38,753)	-
Foreign exchange (gain) on secured notes	(60,147)	-
Unrealized foreign exchange (gain)	(16,222)	-
Settlement of flow-through share premium liability	(3,406,912)	(5,454,592)
Share-based compensation	550,898	530,247
Unrealized losses on investments	305,754	1,911,445
	(15,302,797)	(22,807,971)
Change in non-cash working capital items:
(Increase) in amounts receivable	(115,500)	(45,450)
Decrease (increase) in prepaid expenses and deposits	210,721	(8,807)
Decrease (increase) in sales taxes recoverable	1,327,282	(2,719,163)
(Increase) in other assets	-	(32,306)
(Decrease) increase in accounts payable and accrued liabilities	(1,263,845)	299,470
Net cash (used in) operating activities	(15,144,139)	(25,314,227)

Cash flows from investing activities
Interest received on secured notes	75,322	-
Expenditures on claim staking and license renewals	(2,400)	(2,400)
Purchases of property and equipment	(122,500)	(643,225)
Net cash (used in) investing activities	(49,578)	(645,625)

Cash flows from financing activities
Issuance of common shares in prospectus offering	11,878,079	-
Share issue costs	(289,038)	-
Lease principal payments	(37,449)	(32,475)
Lease interest payments	(7,076)	(6,672)
Net cash generated from (used in) financing activities	11,544,516	(39,147)

Effect of exchange rate fluctuations on cash held	16,595	-
Net (decrease) in cash	(3,649,201)	(25,998,999)
Cash at beginning of period	53,884,809	82,165,273
Cash at end of period	50,252,203	56,166,274

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 13)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars, except share amounts)

	Share capital		Reserves
	Number of shares	Amount $	Equity settled share-based payments $	Warrants $	Deficit $	Total equity $
Balance at December 31, 2022	175,377,526	229,632,005	33,443,292	3,918	(179,605,315)	83,473,900
Share-based compensation	-	-	530,247	-	-	530,247
Total comprehensive loss for the period	-	-	-	-	(20,052,343)	(20,052,343)
Balance at March 31, 2023	175,377,526	229,632,005	33,973,539	3,918	(199,657,658)	63,951,804
Issued pursuant to acquisition of exploration and evaluation assets	39,762	203,979	-	-	-	203,979
Issued in prospectus offering Share issue costs	11,277,224	78,986,588	-	-	-	78,986,588
Flow-through share premium	-	(15,295,500)	-	-	-	(15,295,500)
Share issue costs	-	(3,517,377)	-	-	-	(3,517,377)
Stock options exercised	178,500	234,334	(102,704)	-	-	131,630
Share-based compensation	-	-	880,316	-	-	880,316
Total comprehensive loss for the period	-	-	-	-	(59,838,420)	(59,838,420)
Balance at December 31, 2023	186,873,012	290,244,029	34,751,151	3,918	(259,496,078)	65,503,020
Issued in prospectus offering	2,561,690	11,878,079	-	-	-	11,878,079
Share issue costs	-	(324,883)	-	-	-	(324,883)
Share-based compensation	-	-	550,898	-	-	550,898
Total comprehensive loss for the period	-	-	-	-	(13,182,212)	(13,182,212)
Balance at March 31, 2024	189,434,702	301,797,225	35,302,049	3,918	(272,678,290)	64,424,902

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves or the Company’s ability to recover the value of exploration and evaluation assets through their sale, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared assuming the Company will continue on a going-concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. As at March 31, 2024, the Company had an accumulated deficit of $272,678,290 and shareholders’ equity of $64,424,902. In addition, the Company has a working capital surplus, calculated as current assets less current liabilities, of $42,477,237, consisting primarily of cash, and negative cash flow from operating activities of $15,144,139 for the three months ended March 31, 2024.

Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items give rise to material uncertainties that cast significant doubt as to the Company’s ability to continue as a going concern.

These condensed interim financial statements were approved by the Board of Directors of the Company on May 9, 2024.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

a)	Statement of compliance (continued)

These condensed interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS as issued by the IASB.

The policies applied in these condensed interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

b)	Basis of presentation

These condensed interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative figures have been reclassified to conform to the current period presentation.

c)	Significant Accounting Estimates and Judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

In preparing these condensed interim financial statements, the Company applied the critical judgments and estimates disclosed in Note 2 of its audited financial statements for the year ended December 31, 2023.

d)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The IASB issued certain new accounting standards or amendments that are mandatory for accounting periods on or after January 1, 2024, including amendments to IAS 1 “Classification of Liabilities as Current or Non-Current”, amendments to IFRS 16 “Leases”, and amendments to IAS 7 “Statement of Cash Flow” and IFRS 7 “Financial Instruments Disclosures”. The effect of such new accounting standards or amendments did not have a material impact on the Company and therefore the Company did not record any adjustments to the financial statements.

e)	New and amended IFRS standards not yet effective

Certain new accounting standards or interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards and interpretations are not expected to have a material impact on the Company’s financial statements, except for IFRS 18 “Presentation and Disclosure in Financial Statements”.

IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements and has an effective date of January 1, 2027. The effects of the adoption of IFRS 18 on the Company’s financial statements have not yet been determined.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at March 31, 2024 and December 31, 2023:

	Newfoundland
Three months ended March 31, 2024	Queensway(i) $	Other $	Total $
Exploration and evaluation assets
Balance as at December 31, 2023	9,014,478	78,709	9,093,187
Additions:
Claim staking and license renewal costs	2,400	-	2,400
Balance as at March 31, 2024	9,016,878	78,709	9,095,587

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2023	215,285,192	574,857	215,860,049
Assays	2,605,635	-	2,605,635
Drilling	5,946,537	-	5,946,537
Environmental studies	355,144	-	355,144
Geochemistry	103,927	-	103,927
Geophysics	256,074	-	256,074
Imagery and mapping	28,409	69	28,478
Metallurgy	220,676	-	220,676
Office and general	206,081	-	206,081
Other	687,809	-	687,809
Permitting	100,956	-	100,956
Property taxes, mining leases and rent	81,466	-	81,466
Reclamation	196,577	-	196,577
Salaries and consulting	2,694,021	-	2,694,021
Seismic survey	117,583	-	117,583
Supplies and equipment	433,064	-	433,064
Travel and accommodations	241,135	-	241,135
Trenching	1,600	-	1,600
Exploration cost recovery	(115,500)	-	(115,500)
	14,161,194	69	14,161,263
Cumulative exploration expense – March 31, 2024	229,446,386	574,926	230,021,312

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
Three months ended March 31, 2023	Queensway(i) $	Other $	Ontario $	Total $
Exploration and evaluation assets
Balance as at December 31, 2022	8,616,693	47,916	272,000	8,936,609
Additions:
Claim staking and license renewal costs	2,400	-	-	2,400
Balance as at March 31, 2023	8,619,093	47,916	272,000	8,939,009

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2022	121,302,318	539,998	3,428,034	125,270,350
Assays	3,076,329	50	-	3,076,379
Drilling	10,434,259	-	-	10,434,259
Environmental studies	213,144	-	-	213,144
Geochemistry	248,815	-	-	248,815
Geophysics	209,436	-	-	209,436
Imagery and mapping	40,033	-	-	40,033
Metallurgy	15,756	-	-	15,756
Office and general	238,206	-	144	238,350
Permitting	13,493	-	-	13,493
Property taxes, mining leases and rent	86,673	-	2,123	88,796
Reclamation	252,027	-	-	252,027
Salaries and consulting	2,706,338	9,714	8,000	2,724,052
Seismic survey	2,580,660	-	-	2,580,660
Supplies and equipment	1,185,869	-	480	1,186,349
Technical reports	55,025	-	-	55,025
Travel and accommodations	315,352	309	-	315,661
Exploration cost recovery	(45,450)	-	-	(45,450)
	21,625,965	10,073	10,747	21,646,785
Cumulative exploration expense – March 31, 2023	142,928,283	550,071	3,438,781	146,917,135

(i)	Queensway Project – Gander, Newfoundland

As at March 31, 2024, the Company owned a 100% interest in 96 (December 31, 2023 – 96) mineral licenses including 6,659 claims (December 31, 2023 – 6,659 claims) comprising 166,475 hectares of land (December 31, 2023 – 166,475) located near Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2022 under ten separate option agreements, of which nine are completed. The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.4% to 2.5% and include buy-back provisions that allows the Company, at its option, to reduce the NSR by making lump-sum payments ranging from $250,000 to $1,000,000 to the holders of the royalties. The total cost of the NSR’s if the Company were to exercise all of its buy-back rights is $5,250,000 resulting in NSR’s ranging from 0.4% to 1.5% for the mineral licenses subject to an NSR royalty.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.             EXPLORATION AND EVALUATION ASSETS (continued)

On November 2, 2022, the Company entered into a definitive property option agreement to acquire a 100% interest in five mineral licenses located in Gander, Newfoundland. Under the terms of this agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital of the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

•	$200,000 (paid) and 39,762 common shares (issued) on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX-Venture Exchange’s approval;

•	$200,000 (paid) and 39,762 common shares on or before November 2, 2023 (issued);

•	$250,000 and 69,583 common shares on or before November 2, 2024;

•	$300,000 and 89,463 common shares on or before November 2, 2025;

•	$600,000 and 129,224 common shares on or before November 2, 2026; and

•	$800,000 and 119,284 common shares on or before November 2, 2027.

4.             PROPERTY AND EQUIPMENT

	Property and Buildings	Computer Equipment	Geological Equipment and Other Facilities	Vehicles	Office Furniture and Equipment	Total
	$	$	$	$	$	$
Cost
Balance at December 31, 2022	6,192,912	93,498	1,547,454	779,888	30,148	8,643,900
Additions	172,344	46,395	763,576	190,230	8,205	1,180,750
Disposals	-	(3,401)	-	(34,795)	-	(38,196)
Balance at December 31, 2023	6,365,256	136,492	2,311,030	935,323	38,353	9,786,454
Additions	-	-	211,072	-	-	211,072
Balance at March 31, 2024	6,365,256	136,492	2,522,102	935,323	38,353	9,997,526

Accumulated Depreciation
Balance at December 31, 2022	141,526	43,789	787,598	403,561	412	1,376,886
Depreciation	271,505	42,327	228,621	244,312	7,379	794,144
Disposals	-	(567)	-	(22,617)	-	(23,184)
Balance at December 31, 2023	413,031	85,549	1,016,219	625,256	7,791	2,147,846
Depreciation	69,399	10,426	44,016	50,127	1,918	175,886
Balance at March 31, 2024	482,430	95,975	1,060,235	675,383	9,709	2,323,732

Carrying Amount
At December 31, 2023	5,952,225	50,943	1,294,811	310,067	30,562	7,638,608
At March 31, 2024	5,882,826	40,517	1,461,867	259,940	28,644	7,673,794

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.             INVESTMENTS

The Company classifies its investments at fair value through profit or loss. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in profit or loss in the period in which they occur.

Investments consist of the following as at March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
	$	$
Equities held (i)	3,057,138	3,408,092
Warrants held (ii)	233,700	188,500
Total Investments	3,290,838	3,596,592

(i) Equities held

The Company held the following equities as at March 31, 2024 and December 31, 2023:

	Quantity	Cost $	Fair Value March 31, 2024 $
Exploits Discovery Corp.	13,229,466	8,462,704	859,916
Labrador Gold Corp.	12,555,556	8,850,000	2,197,222
Long Range Exploration Corporation	5,000,000	500,000	-
Total Equities		17,812,704	3,057,138

	Quantity	Cost $	Fair Value December 31, 2023 $
Exploits Discovery Corp.	13,229,466	8,462,704	1,587,536
Labrador Gold Corp.	12,555,556	8,850,000	1,820,556
Long Range Exploration Corporation	5,000,000	500,000	-
Total Equities		17,812,704	3,408,092

Investments in Exploits Discovery Corp. and Labrador Gold Corp. represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

Long Range Exploration Corporation is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management and is considered Level 3 in the fair value hierarchy (Note 15).

(ii) Warrants held

The Company held the following warrants as at March 31, 2024 and December 31, 2023:

	Quantity	Cost $	Fair Value March 31, 2024 $
Maritime Resources Corp. (1)	15,324,571	174,500	233,700
Total Warrants		174,500	233,700

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.             INVESTMENTS (continued)

(ii) Warrants held (continued)

	Quantity	Cost $	Fair Value December 31, 2023 $
Maritime Resources Corp. (1)	15,324,571	174,500	188,500
Total Warrants		174,500	188,500

(1)  Each warrant is exercisable into one common share of Maritime Resources Corp. at a price of $0.07 per warrant until August 14, 2025, subject to extension to August 14, 2026 in the event that the Initial Maturity Date of the notes is extended to the Extended Maturity Date as defined in Note 7.

Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility, and expected remaining life of the warrant, which are supported by observable market conditions.

An analysis of investments including related gains and losses for the three months ended March 31, 2024 and 2023 is as follows:

	Three months ended March 31,
	2024 $	2023 $
Investments, beginning of period	3,596,592	7,501,155
Unrealized losses on investments	(305,754)	(1,911,445)
Investments, end of period	3,290,838	5,589,710

6.             INVESTMENT IN KIRKLAND LAKE DISCOVERIES CORP.

The investment in Kirkland Lake Discoveries Corp. represents 32.29% of the issued and outstanding common shares of KLDC at the time of closing and as at March 31, 2024. The companies have a director and officer in common, being Denis Laviolette, Director and President, who was appointed to the board of KLDC at the time of closing. The Company also exercised its right to nominate two additional directors to the board of directors of Kirkland Lake Discoveries Corp. Based on assessments of the relevant facts and circumstances, primarily, the Company's ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it continues to have significant influence over KLDC, and as a result has accounted for it as an investment in an associate since the acquisition of its ownership interest on May 25, 2023.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

6.             INVESTMENT IN KIRKLAND LAKE DISCOVERIES CORP. (continued)

The following tables illustrate the summarised financial information of the Company’s investment in KLDC as at March 31, 2024 and December 31, 2023 on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences due to accounting policies:

	March 31, 2024 $	December 31, 2023 $
Summarised Statement of Financial Position
Current assets	3,413,328	4,601,136
Non-current assets	4,582,328	4,583,769
Current liabilities	(371,745)	(322,453)
Non-current liabilities	-	-
Net Assets	7,623,911	8,862,452
The Company’s ownership interest	32.29%	32.29%
Share of Kirkland Lake Discoveries Corp.’s net assets	2,461,386	2,861,250

Three months ended March 31, 2024 $
Summarised Statement of Loss and Comprehensive Loss
Net loss and comprehensive loss for the period	(1,238,542)
Share of Kirkland Lake Discoveries Corp.’s loss for the three months ended March 31, 2024	(399,864)

The Company performs an impairment indicator assessment on its investment in KLDC at each period end. The assessment is based on the review of recent share price history, industry statistics and assessment of the current market conditions. At March 31, 2024, there are no indicators of impairment of the Company’s investment in KLDC. During the year ended December 31, 2023, the Company recognized an impairment of its equity investment of $1,000,237 which was included in the statement of loss and comprehensive loss for the year.

The following table illustrates the movement in investment in associate for the period from May 25, 2023 to March 31, 2024:

Net Carrying amount – May 25, 2023	$4,657,482
Share of loss from operations of associate during the period	(795,995)
Impairment of equity investment	(1,000,237)
Net Carrying amount – December 31, 2023	$2,861,250
Share of loss from operations of associate during the period	(399,864)
Net Carrying amount – March 31, 2024	$2,461,386

The estimated fair value of the Company’s investment in KLDC is $3,290,438 as at March 31, 2024 (December 31, 2023 - $2,861,250) based on the quoted market price of its common shares on the TSX Venture exchange.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

7.             SECURED NOTES

On August 14, 2023, the Company participated in a brokered note offering completed by Maritime Resources Corp. (“Maritime”) consisting of the issuance of non-convertible senior secured notes (the “Notes”) and common share purchase warrants. The Notes mature on August 14, 2025 (the “Initial Maturity Date”).

The Notes bear interest at a rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 6% per annum, payable quarterly in arrears. The Initial Maturity Date of the Notes can be extended to August 14, 2026 (the “Extended Maturity Date”) at the election of Maritime subject to the approval of holders of at least 65% of the principal amount of the Notes then outstanding.

The Notes are secured by a general security interest over Maritime and rank senior to all existing and future indebtedness of Maritime.

Based on the business model in which the secured notes are held and the characteristics of their contractual cash flows, the secured notes are classified as a financial instrument at fair value through profit and loss ("FVTPL") in accordance with IFRS 9 “Financial Instruments”.

The issuance of the Notes included a 40% warrant coverage resulting in the Company receiving 15,324,571 warrants (“Warrants”). These warrants were classified by the Company as investments at FVTPL (Note 5).

The Company has allocated the gross investment of US$1,960,000 (CAD$2,638,500) to the Notes and warrants based on their respective fair values at initial recognition. At the time of issuance, the fair value of the Notes was CAD$2,464,000 (US$1,830,300) and the fair value of the warrants was CAD$174,500 (US$129,700).

The following table illustrates the movement in the Company’s secured notes for the period from August 14, 2023 to March 31, 2024:

Secured notes at August 14, 2023	$2,464,000
Revaluation of secured notes	33,599
Foreign exchange loss	(43,299)
Secured notes at December 31, 2023	$2,454,300
Revaluation of secured notes	38,753
Foreign exchange gain	60,147
Secured notes at March 31, 2024	$2,553,200

During the three months ended March 31, 2024, the Company recognized $76,761 of interest income on the secured notes (March 31, 2023 – $Nil), all of which was included in interest receivable at March 31, 2024 and collected subsequent to March 31, 2024.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.            FLOW-THROUGH SHARE PREMIUM

	Issued November 25, 2021 $	Issued December 14, 2022 $	Issued November 6, 2023 $	Total $
Balance at December 31, 2022	5,563,350	14,500,000	-	20,063,350
Liability incurred on flow-through shares issued	-	-	15,295,500	15,295,500
Settlement of flow-through share premium liability on expenditures incurred	(5,563,350)	(14,500,000)	(2,869,178)	(22,932,528)
Balance at December 31, 2023	-	-	12,426,322	12,426,322
Settlement of flow-through share premium liability on expenditures incurred	-	-	(3,406,912)	(3,406,912)
Balance at March 31, 2024	-	-	9,019,410	9,019,410

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the three months ended March 31, 2024, the Company incurred $12,474,803 (three months ended March 31, 2023 – $20,779,400) in Qualifying CEE and amortized a total of $3,406,912 (three months ended March 31, 2023 – $5,454,592) of its flow-through share premium liabilities.

The flow-through share premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

During the three months ended March 31, 2024, the Company incurred $288,567 (three months ended March 31, 2023 – $Nil) in Part XII.6 tax in respect of unspent flow-through proceeds renounced in year 1 under the Look-Back Rules, in accordance with the Income Tax Act of Canada. As at March 31, 2024, the Company must spend another $33,025,621 of Qualifying CEE by December 31, 2024 to satisfy its remaining current flow-through share premium liability of $9,019,410.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2024 $	December 31, 2023 $
Accounts payable and accrued liabilities	4,068,769	5,207,323
Reclamation provision(1)	1,382,058	1,285,031
Accounts payable and accrued liabilities, end of period	5,450,827	6,492,354

(1)  Provincial laws and regulations concerning environmental protection affect the Company’s exploration and operations. Under current regulations, the Company is required to meet performance standards to minimize the environmental impact from its activities and to perform site restoration and other reclamation activities. The Company’s reclamation provision is based on known requirements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (continued)

The breakdown of the Company’s reclamation provision is as follows:

	March 31, 2024 $	December 31, 2023 $
Balance, beginning of period	1,285,031	1,411,293
Additions to reclamation provision	114,047	1,327,278
Change in estimate	(3,427)	2,687
Reclamation costs incurred	(13,593)	(1,456,227)
Balance, end of period	1,382,058	1,285,031

The Company has estimated that the reclamation obligations are current costs and as such considers the present value of the provision at March 31, 2024 to be equal to the total future undiscounted cash flows to settle the provision for reclamation, being $1,382,058 (December 31, 2023 - $1,285,031). Additions to the reclamation provision are included in the total amount of exploration and evaluation expenditures in the condensed interim statement of loss and comprehensive loss.

10.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At March 31, 2024, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued During the Three Months Ended March 31, 2024

	Three months ended March 31, 2024		Three months ended March 31, 2023
	Number of shares	Gross proceeds	Number of shares	Gross proceeds
ATM program	2,561,690	$11,878,079	-	$-
Total	2,561,690	$11,878,079	-	$-

In August 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to US$100,000,000. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the TSX Venture Exchange and the NYSE American stock exchange. During the three months ended March 31, 2024, the Company sold 2,561,690 (three months ended March 31, 2023 - Nil) common shares of the Company under the ATM program at an average price of $4.64 (three months ended March 31, 2023 – $Nil) for gross proceeds of $11,878,079 (2023 - $Nil) or net proceeds of $11,553,196 (2023 - $Nil), and paid an aggregate commission of $279,188 (2023 - $Nil). At March 31, 2024, the Company has completed $37,408,094 of the ATM program.

Details of Common Shares Issued During the Year Ended December 31, 2023

On November 6, 2023, the Company completed a bought-deal prospectus offering of 7,725,000 flow-through common shares at a price of $7.25 per common share for gross proceeds of $56,006,250. The Company paid share issuance costs of $2,977,254 in cash of which $2,357,908 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $15,295,500.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

On November 2, 2023, the Company issued 39,762 common shares with a value of $203,979 pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements (Note 3).

During the year ended December 31, 2023, 178,500 stock options were exercised at a weighted average exercise price of $0.74 per share for gross proceeds of $131,630.

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares in any twelve-month period. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately.

The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed ten years.

The continuity of share purchase options for the three months ended March 31, 2024 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2023	Granted	Exercised	Cancelled/ Forfeited/ Expired	Outstanding March 31, 2024	Exercisable March 31, 2024
December 17, 2024	$0.50	1,725,000	-	-	-	1,725,000	1,725,000
April 18, 2025	$1.00	100,000	-	-	-	100,000	100,000
May 23, 2025	$1.075	75,000	-	-	-	75,000	75,000
August 11, 2025	$1.40	1,125,000	-	-	-	1,125,000	1,125,000
September 3, 2025	$2.07	50,000	-	-	-	50,000	50,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	5,305,000	-	-	-	5,305,000	5,305,000
April 29, 2026	$6.79	962,875	-	-	(12,750)	950,125	927,250
May 17, 2026	$8.62	200,000	-	-	-	200,000	200,000
September 27, 2026	$8.70	125,000	-	-	-	125,000	106,250
November 26, 2026	$8.04	47,500	-	-	-	47,500	33,250
January 4, 2027	$8.98	22,500	-	-	-	22,500	15,750
August 19, 2027	$5.75	340,000	-	-	-	340,000	254,500
September 8, 2027	$5.00	20,000	-	-	-	20,000	20,000
December 27, 2027	$5.68	2,156,250	-	-	(6,250)	2,150,000	1,932,500
February 20, 2029	$4.59	-	200,000	-	-	200,000	100,000
		12,279,125	-	-	(19,000)	12,460,125	11,994,500
Weighted average exercise price $		3.97	4.59	-	6.42	3.98	3.91
Weighted average contractual remaining life (years)		2.25	5.00	-	-	2.05	1.98

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the three months ended March 31, 2023 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2022	Granted	Exercised	Cancelled/ Forfeited/ Expired	Outstanding March 31, 2023	Exercisable March 31, 2023
September 30, 2023	$0.40	150,000	-	-	-	150,000	150,000
December 17, 2024	$0.50	1,725,000	-	-	-	1,725,000	1,725,000
April 18, 2025	$1.00	100,000	-	-	-	100,000	100,000
May 23, 2025	$1.075	75,000	-	-	-	75,000	75,000
August 11, 2025	$1.40	1,125,000	-	-	-	1,125,000	1,125,000
September 3, 2025	$2.07	75,000	-	-	-	75,000	75,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	5,305,000	-	-	-	5,305,000	5,305,000
April 29, 2026	$6.79	1,258,625	-	-	(261,000)	997,625	907,625
May 17, 2026	$8.62	200,000	-	-	-	200,000	200,000
September 27, 2026	$8.70	125,000	-	-	-	125,000	68,750
November 26, 2026	$8.04	55,000	-	-	(3,375)	51,625	22,000
January 4, 2027	$8.98	24,375	-	-	(1,875)	22,500	9,000
August 19, 2027	$5.75	340,000	-	-	-	340,000	197,500
September 8, 2027	$5.00	20,000	-	-	-	20,000	10,000
December 27, 2027	$5.68	2,257,500	-	-	(12,000)	2,245,500	1,833,750
		12,860,500	-	-	(278,250)	12,582,250	11,828,625
Weighted average exercise price $		4.01	-	-	6.77	3.95	3.80
Weighted average contractual remaining life (years)		3.24	-	-	-	2.99	2.90

The table below summarizes the weighted average fair value of share purchase options granted:

	Three months ended March 31,
	2024	2023
Weighted average:
Fair value of share purchase options granted	$3.07	-

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Three months ended March 31,
	2024	2023
Risk-free interest rate	3.58%	-
Expected option life in years	5	-
Expected share price volatility(i)	81.26%	-
Grant date share price	$4.59	-
Expected forfeiture rate	Nil	-
Expected dividend yield	Nil	-

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

11.           RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Three months ended March 31,
	2024 $	2023 $
Amounts paid to EarthLabs Inc. (i) for exploration and evaluation	4,500	4,500
Amounts paid to Notz Capital Corp. (ii) for corporate development and investor relations	43,585	-

(i)	EarthLabs Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

(ii)	Notz Capital Corp. is a related entity of the Executive Chairman and Chief Executive Officer.

There are no ongoing contractual commitments resulting from these transactions with related parties.

There were no amounts payable to these related parties as at March 31, 2024 or December 31, 2023.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	Salaries and Consulting $	Share-based compensation $	Three months ended March 31, 2024 $
Executive Chairman and Chief Executive Officer	97,200	-	97,200
President	68,040	-	68,040
Chief Financial Officer	29,160	-	29,160
Chief Operating Officer	63,180	-	63,180
Chief Development Officer	84,240	33,478	117,718
Non-executive directors	54,000	-	54,000
Total	395,820	33,478	429,298

	Salaries and Consulting $	Share-based compensation $	Three months ended March 31, 2023 $
Executive Chairman and Chief Executive Officer	97,200	-	97,200
President	68,040	-	68,040
Chief Financial Officer	29,160	-	29,160
Chief Operating Officer	63,180	-	63,180
Chief Development Officer	84,240	82,917	167,157
Non-executive directors	54,000	-	54,000
Total	395,820	82,917	478,737

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

11.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

As at March 31, 2024, there was $26,877 payable to key management personnel in respect of key management compensation and expense reimbursements included in accounts payable and accrued liabilities (December 31, 2023 - $18,888). The amounts are unsecured, non-interest bearing and without fixed terms of repayment. Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

12.	BASIC AND DILUTED LOSS PER COMMON SHARE

	Three months ended March 31,
	2024	2023
Loss attributable to common shareholders ($)	13,182,212	20,052,343
Weighted average number of common shares outstanding	187,534,833	175,377,526
Loss per share attributed to common shareholders	$0.07	$0.11

Diluted loss per share did not include the effect of 12,460,125 (three months ended March 31, 2022 - 12,582,250) share purchase options as they are anti-dilutive.

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended March 31,
	2024 $	2023 $
Non-cash investing and financing activities:
Right-of-use assets and liabilities	17,231	17,232
Property and equipment included in accounts payable and accrued liabilities	88,572	5,200
Share issuance costs included in accounts payable and accrued liabilities	45,695	-
Other assets included in accounts payable and accrued liabilities	97,528	-
Cash paid for income taxes	-	-
Cash paid for interest	7,076	6,672
Cash received for interest	815,506	875,174

14.	CONTINGENCY

Claims and Legal Proceedings

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”) under which Palisades agreed to purchase the 13,500,000 common shares of the Company owned by ThreeD and the 4,000,000 common shares of the Company owned by 131 for $0.08 per common share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its common shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

14.	CONTINGENCY (continued)

On March 10, 2020, ThreeD Capital Inc. and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 common shares by the Plaintiffs to Palisades on November 20, 2019. ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim. The action has now progressed through the production of documents and oral examinations for discovery stages.

In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company has amended its defence to include specific denials of the new allegations of oppressive conduct against it. The parties completed an additional round of examinations for discovery in January 2023, following which the plaintiffs set the action down for trial. The parties had a mediation meeting on October 3, 2023, but were unable to settle the case. A trial date has been set for January 2025.

The outcome of this claim cannot be determined at this time and therefore no amount has been accrued for.

15.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 –	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

(a) Fair Values (continued)

The Company’s financial instruments measured at fair value are its investments, which include equities, warrants and Notes held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The Company’s warrants and Notes are classified within level 2 of the fair value hierarchy. Warrants are not traded on an active exchange and are valued using the Black-Scholes option pricing model using assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected remaining life of the warrant which are supported by observable market conditions. The Notes are not traded on an active exchange and are valued using the Hull-White valuation model using assumptions including coupon rate, credit spread, mean reversion, rate volatility, riskless rate curve and redemption prices.

The carrying values of other financial instruments, including cash, deposits, interest receivable, accounts payable and accrued liabilities, and lease liabilities approximate their fair values due to the short-term maturity of these financial instruments.

The Company’s financial instruments carried at fair value and categorized according to the fair value hierarchy are as follows as at March 31, 2024:

		Level 1 $	Level 2 $	Level 3 $	Total $
Recurring measurements	Carrying amount	Fair value
Investments	3,290,838	3,057,138	233,700	-	3,290,838
Secured notes	2,553,200	-	2,553,200	-	2,553,200

The Company’s financial instruments carried at fair value and categorized according to the fair value hierarchy are as follows as at December 31, 2023:

		Level 1 $	Level 2 $	Level 3 $	Total $
Recurring measurements	Carrying amount	Fair value
Investments	3,596,592	3,408,092	188,500	-	3,596,592
Secured notes	2,454,300	-	2,454,300	-	2,454,300

There was no movement between levels during the three months ended March 31, 2024.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is subject to the credit through its investment in Maritime secured notes, in which case the maximum exposure to the credit risk is the full value of the secured notes of $2,553,200 at March 31, 2024. Interest receivable on Maritime secured notes is collected quarterly. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk related to sales taxes recoverable and cash is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2023.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

(b) Financial Instrument Risk Exposure (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at March 31, 2024, the Company has total liabilities of $14,607,816 and cash of $50,252,203 which is available to discharge these liabilities (December 31, 2023 – total liabilities of $19,076,473 and cash of $53,884,809). As at March 31, 2024, the Company must spend another $33,025,621 of Qualifying CEE by December 31, 2024 to satisfy its remaining current flow-through liability of $9,019,410.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2023.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts, secured notes, interest receivable, investments and accounts payable and accrued liabilities denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at March 31, 2024 would change the Company’s net loss by $364,982 as a result of a 10% change in the exchange rate.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash into demand accounts with minimal interest rates, the interest rate risk is not significant. Interest receivable on secured notes is determined based on a floating interest rate and therefore subject to interest rate fluctuations, the interest rate risk is not material.

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

(b) Financial Instrument Risk Exposure (continued)

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at March 31, 2024 would change the Company’s net loss by $329,084 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2023.

16.	SUBSEQUENT EVENTS

ATM Sales

Subsequent to March 31, 2024, the Company sold 1,914,807 common shares of the Company under the ATM program at an average price of $5.09 per share for gross proceeds of $9,738,518 or net proceeds of $9,509,620, and paid an aggregate commission of $228,898.

Acquisition of Kingsway Project

On April 21, 2024, the Company entered into a property purchase agreement with Labrador Gold Corp. (“LabGold”) to acquire a 100% interest in LabGold’s Kingsway Project, located near Gander, Newfoundland and Labrador, as well as certain related assets of LabGold (the “Transaction”). As consideration, the Company will issue to LabGold such number of common shares in New Found equal to $20,000,000 divided by the closing price of the Company’s shares on the TSX Venture Exchange (“TSX-V”) on the last trading day prior to the closing date of the Transaction. The Transaction is subject to customary closing conditions, including LabGold shareholders and the TSX-V final approvals.

Stock Options

Subsequent to March 31, 2024, 40,000 stock options were granted at an exercise price of $4.78 per share and an expiry date of May 6, 2029.

Subsequent to March 31, 2024, the following stock options were forfeited:

•	12,000 stock options with an exercise price of $8.04 per share; and

•	12,000 stock options with an exercise price of $5.68 per share.

Subsequent to March 31, 2024, the following stock options expired:

•	75,000 stock options with an exercise price of $5.68 per share;

•	23,625 stock options with an exercise price of $6.79 per share; and

•	7,500 stock options with an exercise price of $8.98 per share.